EXHIBIT 12.1

REYNOLDS AMERICAN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	For The Years Ended December 31,
	2008	2007	2006	2005	2004

Earnings before fixed charges:
Income from continuing operations before income taxes	$2,128	$2,073	$1,809	$1,416	$829
Deduct: Income on equity investment	(1)	(13)	(17)	(10)	(9)

	2,127	2,060	1,792	1,406	820
Interest and debt expense	275	338	270	113	85
Interest portion of rental expense	7	7	8	12	12

Earnings before fixed charges	$2,409	$2,405	$2,070	$1,531	$917

Fixed charges:
Interest and debt expense	$275	$338	$270	$113	$85
Interest portion of rental expense	7	7	8	12	12

Total fixed charges	$282	$345	$278	$125	$97

Ratio of earnings to fixed charges	8.5	7.0	7.4	12.2	9.5